

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 12, 2016

John Pollock
Chief Executive Officer
Financial Gravity Companies, Inc.
800 N. Watters Road, Suite 120
Allen, TX 75013

> **Re:** **Financial Gravity Companies, Inc.**
> **Form 8-K**
> **Filed October 12, 2016**
> **Response dated November 23, 2016**
> **File No. 1-34770**

Dear Mr. Pollock:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

Liquidity and Capital Resources, page 7

Line of Credit and Notes Payable, page 8

1. Please identify the lenders and personal guarantors of your line of credit and note payable. In addition, we note that your response to comment 10 does not propose filing the agreements governing your line of credit and note payable. Please file the agreements or tell us why you believe this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Security Ownership and Certain Beneficial Owners and Management, page 9

2.      Your response to comment 8 indicates that Mr. Lyon and Mr. VandeStadt are the beneficial owners of more than five percent of your common stock as a result of their respective 43% and 47% ownership of Tax Coach Software at the time of your acquisition of this company.  To the extent that the shares disclosed as owned by Mr. Lyon and Mr. VandeStadt include any of the same securities, please include clarifying disclosure as appropriate to avoid confusion.  Refer to Item 403(a) of Regulation S-K and Instruction 5 thereto.

Directors and Executive Officers, page 9

3.      We note your response to comment 6.  Please revise to clarify the business experience of Mr. Crowley and Mr. Williams during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on.  For example, please clarify the dates Mr. Williams has served as Chief Executive Officer of Bison Financial Group, and Vice Chairman and Chief Financial Officer of Halo Companies, Inc., and explain the principal business of each of these companies.  Refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 11

4.      We note your response to comment 8.  However, we re-issue our prior comment in part.  Please disclose all transactions required to be disclosed by Item 404(d) and 404(a) of Regulation S-K.  In this regard, we note the following transactions discussed in Note 12 to your financial statements as provided in Exhibits 99.1 and 99.2, and at page 8 of your Form 8-K:

- The services provided to you by a board member that resulted in expenses of $60,000 for the fiscal year ending December 31, 2015 and $30,000 for the six months ended June 30, 2016; and

- The personal guarantees provided for the line of credit and note payable.

For each transaction required to be disclosed, please also disclose all information about the transaction as required by Item 404(a) of Regulation S-K:

- Identify the entities and disclose the approximate dollar value of the shares issued to the entities owned by Mr. Lyon and Mr. VandeStadt; and

- Identify the consulting firms and describe the nature of the services provided by such firms.

Please revise your filing accordingly.

Item 3.02. Unregistered Sales of Equity Securities, page 13

5.      We note your response to comment 9, but we re-issue our prior comment in part. Please ensure that your discussion of the issuances includes all information required by Item 701 of Regulation S-K. In this regard, we note that you have not provided the date of sale, the persons or class of persons to whom the securities were sold, or the aggregate offering price for all issuances. In addition, we note an issuance of 180,000 shares of common stock is disclosed at page 20 of Exhibit 99.2. Please provide all of information required by Item 701 of Regulation S-K for this transaction and the other transaction required to be disclosed.

Exhibit List, page 17

6.      We note your response to comment 10. Please file an amended Form 8-K that includes all required exhibits to be filed.

Exhibit 99.1 – Audited Financial Statements of Financial Gravity Holdings, Inc.

Independent Auditor's Report, page 1

7.      We note your response to prior comment 11 explaining that your auditors did not indicate adherence to PCAOB auditing standards in their opinion because they had been "closely involved with the preparation" of your financial statements and therefore "did not meet the PCAOB independence standard." You also explain that with the change in your fiscal year-end from December 31 to September 30, you will recast the financial statements and obtain a new audit from the same auditors. However, based on the information in your response, it does not appear that your auditors meet the qualification requirements in Rule 2-01(b) of Regulation S-X, either with regard to the financial statements that were required in the Form 8-K, or the financial statements that you plan to present in a subsequent filing based on the year-end of September 30, 2016, as independence must be maintained during all periods covered by the financial statements and during the audit engagement periods. Please refer to the examples of non-audit services in Rule 2-01(c)(4) of Regulation S-X that will generally preclude an accountant from being considered independent for purposes of reporting on financial statements that are provided in filings with the SEC. Unless you are able to show that these do not apply in your circumstances, you will need to engage other public accountants that are independent and registered with the PCAOB for any audit of the recast financial statements and to reaudit the financial statements that were required in the Form 8-K.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters.  Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc:     Roger Crabb
        Scheef & Stone, L.L.P.